United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

April 16, 2026

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

COCA-COLA EUROPACIFIC PARTNERS PLC 2026 ANNUAL GENERAL MEETING

On April 16, 2026, Coca-Cola Europacific Partners plc (the “Company”) issued a release announcing the availability of the proxy materials listed below for its 2026 Annual General Meeting to be held on May 28, 2026. A copy of the release is submitted herewith as Exhibit 99.1 and is incorporated by reference herein in its entirety.

Available Proxy Materials

•Notice of 2026 Annual General Meeting (a copy of which is submitted herewith as Exhibit 99.2 and is incorporated by reference herein in its entirety);
•2026 Annual General Meeting Form of Proxy (a copy of which is submitted herewith as Exhibit 99.3 and is incorporated by reference herein in its entirety); and
•Amended Long Term Incentive Plan Rules (a copy of which is submitted herewith as Exhibit 4.1 and is incorporated by reference herein in its entirety)

Exhibits

Exhibit 4.1    Amended Coca-Cola Europacific Partners plc Long Term Incentive Plan
Exhibit 99.1    Release of Coca-Cola Europacific Partners plc, dated April 16, 2026
Exhibit 99.2    Notice of 2026 Annual General Meeting
Exhibit 99.3    2026 Annual General Meeting Form of Proxy

CONTACTS

Company Secretariat Svetlana Walker	Investor Relations Sarah Willett	Media Relations Shanna Wendt
svetlana.walker@ccep.com	sarah.willett@ccep.com	mediaenquiries@ccep.com

About CCEP

Coca-Cola Europacific Partners is one of the world's leading consumer goods companies. We make, move and sell some of the world's most loved brands - serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the NASDAQ 100 and FTSE 100 indices, trading under the symbol CCEP (ISIN No. GB00BDCPN049).

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: April 16, 2026	By:	/s/ Svetlana Walker
	Name:	Svetlana Walker
	Title:	General Counsel & Company Secretary

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